UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2025

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of registrant’s name into English)

25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒	Form 20-F

☐	Form 40-F

Contents

On August 4, 2025, Murano Global Investments PLC (the “Company”) issued a press release in connection with the appointment of Eric S. Weiss to its Board of Directors, effective as of August 4, 2025. A copy of the press release is furnished as Exhibit 1 to this Report on Form 6-K.

Mr. Weiss's compensation will consist of an annual base salary and stock options with a vesting schedule over a three-year period. Mr. Weiss will also be eligible for additional compensation and performance-based stock options tied to capital raising and market capitalization milestones, respectively.

Exhibit Index

Exhibit No.	Description
1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: August 4, 2025	By:	/s/ David Galan
Name: David Galan
Title: Chief Financial Officer